October 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Beth Breslin

Christine Westbrook

Re:	Registration Statement on Form S-1 (Registration No. 333-233629)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement initially filed by BIOLASE, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 5, 2019 (as amended, the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Benchmark Company, LLC, as representative of the several underwriters, hereby respectfully joins in with the Company’s request that the effective date of the Registration Statement be accelerated to Thursday, October 24, 2019, at 4:30 p.m. (Eastern Time) or as soon thereafter as may be practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, since October 7, 2019, approximately 450 copies of the preliminary prospectus have been distributed to prospective underwriters, institutional investors, dealers and others.

In making this request, the undersigned acknowledges that it is aware of its obligations under the Securities Act as they relate to the public offering of the securities pursuant to the Registration Statement.

Please contact Lawrence G Nusbaum or Howard Mulligan of Gusrae Kaplan Nusbaum PLLC at (212) 269-1400 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours, THE BENCHMARK COMPANY, LLC

By:	/s/ Michael S. Jacobs
Name: Michael S. Jacobs
Title: Head of Equity Capital Markets

Acceleration Request Letter